Filed by: Dominion Energy, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Dominion Energy, Inc.

Commission File No.: 001-08489

Transcript of Podcast Posted to Company Intranet

Narrator

Welcome back to What You Need to Know, a Dominion Energy Combination focused podcast. Let’s jump back into that fireside chat where Nicole Daggs continues her conversation with Gina Elbert, Dominion Energy, Inc. senior vice president and chief legal and human resources officer, and Armando Pimentel, NextEra Energy, Inc. vice chairman, exploring what employees can expect during the integration process, how the two companies are approaching communication and planning, and why culture will play a critical role in building a successful future together.

Nicole Daggs

So, Gina, you mentioned we’ve got a pretty long runway. We said 12 to 18 months before we hopefully get to closing. As you think about that time frame, why is this the right time to start integration planning?

Gina Elbert

So, for me, it’s simply because we can. So we need to start thinking about it. But that doesn’t mean that we’re going to kick off every single aspect of integration and spin up every one of our 15 thousand and 17 thousand employees to start thinking about it right now. Because as I as I mentioned, we all have critical infrastructure to run in the meantime, and important jobs to do, but we have the benefit of a long period of time.

Gina Elbert

So it was for us to start thinking about what should that process look like and what is the right time to move from this phase that we’re in. This mobilization phase to the next phase, and then ultimately to the planning phase. So that’s what we’re trying to do in a really structured and thoughtful way.

Armando Pimentel

What I’ll add to that is a answer to a similar question this week in front of another group. And because I, you know, I talked to many of you in this room or out of this room and the questions are, gosh, it’s going, you know, when’s it really starting? Is it going slow? Is it going fast? Like, when are we going to be able to see something, talk to the other side and so on and so forth.

Armando Pimentel

And, and my remark was you should feel like it’s going a little slow, right? I mean, it is going a little that but that’s the plan. The plan is not to throw a bunch of people together and have them all run at each other. The plan is to start slow, to do a lot of planning, to make sure that we think about all of these things.

Armando Pimentel

And the second thing I said is in a few months, I think what I’m going to get from the group, as opposed to it’s going a little slow, is it’s going to fast. It will quickly. Right. I don’t know whether it’s month 2 or 3, but quickly more and more people are going to start feeling like, oh my gosh, like now things are moving.

Armando Pimentel

Like there’s integration happening. Like day one is going to be right. June 1st or July 1st or August 1st or September 1st. Like we’re going to have a day out there in a in a few months. That’s better than 12 to 18 months. And it’s going to then feel very, very real. And so for those of you that are part and there’s a lot I mean, there’s a lot of people that are part of this integration.

Armando Pimentel

For those of you that are part of the integration and are hearing these, you know, gosh, like, what’s going on? Why is it going slow? Why is it communication slow? That is all on purpose. There’s a lot of planning behind the scenes to make sure that we are going in the right direction.

Nicole Daggs

So you’ve paced us or told us we should pace ourselves in that it might be going slow right now, but we expect that things will ramp up. As we’re standing up the Integration Management Office, what should employees expect now in terms of information, cadence, or what they observe in terms of their colleagues that might be joining to support the IMO or otherwise?

Armando Pimentel

So I’ll start. I think the first thing that they should expect is we are very mindful that our 17,000 employees should be receiving the same information as Dominion’s 15,000 employees, right. So we’re well coordinated behind the scenes to make sure that our employees are receiving the same information. And we’re going to try to provide as much information as possible.

Armando Pimentel

But over the next couple of months, it is not going to be a lot of information. Gina said, we’ve got time. We got a lot of time, right? That’s good for us. It’s also bad because of i.e. we’re going to slow what’s going on. Why aren’t you tell me. You will start getting a lot of information, and that information will be paired up with what you see on the on the other side.

Armando Pimentel

You will see more activity here. As a matter of fact, August 18th and 19th we are going to have the Dominion team here. It’s probably going to be 30 or so folks from Dominion that will be joining 30 or so folks from us, and you’re going to see us around the hallways, you know, see, of having lunch together and so on.

Armando Pimentel

And that’s all part of kicking off the integration activities. So you’re going to see more and more activities as the months as the months role on.

Gina Elbert

Yeah.

Nicole Daggs

So Gina, I know Armando mentioned that we’re trying to stay well-coordinated between the two companies and what we share with employees. Are you using any other tools in order to make sure that your leaders or employees are up to speed on what’s happening?

Gina Elbert

We have similar meetings to this, which will utilize on a slightly different cadence. But to provide information like this, we actually have a meeting later today that’s just our officer and director team will provide some information similar to this. And then as Armando said, we’re working jointly with the teams from both companies to prepare some joint communications so that we’ll have a cadence and information flow where everybody is getting everything at the same time.

Gina Elbert

So we are trying to be really, really thoughtful of exactly what Armando said, that folks at both companies should hear about integration in the same way.

Nicole Daggs

As we wrap up, you know, you know, we have to talk about culture. I think in May, when we announced this combination, we certainly spent quite a bit of time talking about culture. But as you to think about what will really empower us to bring these two teams together, I’d be interested to hear your point of view on culturally

Nicole Daggs

what do you think is going to be most important? What will help us jumpstart that platform to bring the companies together?

Armando Pimentel

So I think we definitely identified culture. I’m sure Dominion did is as part of the at the at the very beginning, even when we were looking at the at the potential combination, only because, you know, we’ve had a number of failed combinations in the past. Luckily, the last one we tried was Gulf has been very successful, but we had to kind of look at ourselves in the mirror and try to understand why have we had those failed combinations.

Armando Pimentel

And it’s really easy to say, well, you know, these it’s these things over here. And they were not our fault. I don’t you know, I think we can probably take a little bit of blame for pieces of those. And so we looked at ourselves in the mirror and said, you know, culture is a big piece of this, and we’re going to make it a big piece of this, and we’re going to tell Dominion

Armando Pimentel

it’s a big piece of it, and we’re going to work on it. But holy **** is it hard to define like what our culture is. That is really, really hard to define, right? Like when you see it, you know it, but it’s really hard to put on a put on a piece of paper. So for me, I’ve wanted to make sure that we can get together as much as possible in different formats.

Armando Pimentel

We’ve done that. We’re going to do that. We’re going to continue to do that so we can see each other not just in a work setting, but in a social setting. Figure out how each other work. Try to figure out like what meetings each one of us have and what they’re about, and so on, how decisions are made inside of the organization, our organization, their organization. We have a separate track inside of the of the integration work that deals with culture.

Armando Pimentel

But it’s hard, folks, right? I mean, it’s like really hard to define. So we are committed to making sure that this is the best integration that we have ever had. I am personally committed to making sure that this is the best integration that we’ve ever had on, on every single, on every single front. So I think it’s off to a good start.

Armando Pimentel

But I’m anxious to see hear what Gina says.

Gina Elbert

No, I agree, everything that I’ve seen from the teams interacting culture has been really put first as not an afterthought. But hey, we have to make sure that in doing this, we don’t lose the things about our respective cultures that make them great, and instead they become force multipliers for each other. And I’ve seen that happening already. You know, NextEra you set a goal, you do it.

Gina Elbert

Dominion is very similar. Both organizations are very values driven. Our core values, any employee could rattle them off. There’s safety, ethics, excellence, embracing change and being one Dominion energy. I think those line up really well with NextEra’s core values. So as long as we continue to live by those values and be mission oriented and to build trust, which I know is easier said than done, but I think that process is well underway.

Gina Elbert

I think I think we’ll be successful.

Nicole Daggs

Well, I think that’s a great way for us to close. We know how important culture is to us, and we look forward to building a new one with the combination company that takes into account the best of both companies. So thank you both for being here today. We are cheering you on in the Integration Management Office, and I know that all of us are here to provide whatever support is needed to make sure that this is successful.

Narrator

Thanks for listening to what you need to know. In this episode, Gina Elbert and Armando Pimentel shared their perspectives on integration, planning, employee communication, and the importance of culture as the two organizations move forward together. We hope you’ll join us for future episodes as we continue sharing updates and insights throughout this journey. Thank you for listening.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included or incorporated by reference in this communication, including, among other things, statements regarding the proposed business combination transaction between NextEra Energy, Inc. (NextEra Energy) and Dominion Energy, Inc. (Dominion Energy) and future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transactions, the anticipated impact of the proposed transactions on the combined company’s business and future financial and operating results, the anticipated closing date for the proposed transactions and other aspects of NextEra Energy’s or Dominion Energy’s operations or operating results, are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions or events can be used to identify forward-looking statements. Where, in any forward-looking statement, NextEra Energy or Dominion Energy expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. Any forward-looking statement is not a guarantee of future performance, outcomes or results and is subject to numerous risks, uncertainties and other factors, many of which are beyond NextEra Energy’s or Dominion Energy’s control, that could cause actual performance, outcomes or results to differ materially from what is expressed or implied in the forward-looking statement.

These factors include a failure by NextEra Energy to successfully integrate Dominion Energy’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits of the proposed transactions may not be fully realized or may take longer to realize than expected; each party’s ability to obtain the approval of its shareholders required to consummate the proposed transactions and the timing of the closing of the proposed transactions, including the risk that the conditions to closing are not satisfied on a timely basis or at all or the failure of the transactions to close for any other reason or to close on the anticipated terms, including with the anticipated tax treatment; the risk that any governmental or regulatory approval, consent or authorization that may be required for the proposed transactions is not obtained, is delayed or is obtained subject to conditions that are not anticipated or that cause the termination of the merger agreement and abandonment of the transactions; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement by either party; the risk that certain provisions in the merger agreement or the pendency of the transactions may impact either party’s ability to pursue certain business opportunities or strategic transactions; unanticipated difficulties, liabilities or expenditures relating to the transactions, including the impact of potential litigation relating to the transactions; the effect of the announcement, pendency or completion of the proposed transactions on the parties’ business relationships and business operations generally, including the parties’ relationship with regulators, suppliers, vendors and customers; the effect of the announcement or pendency of the proposed transactions on the parties’ common stock prices and uncertainty as to the long-term value of either party’s common stock; risks that the proposed transactions disrupt either party’s current plans and operations, including due to the diversion of the attention of management from ordinary course business operations, and potential difficulties in hiring or retaining employees as a result of the proposed transactions; any rating agency actions; and the impact of the announcement or pendency of the proposed transactions on either party’s ability to access capital, including the short- and long-term debt markets, on a timely and affordable basis; general worldwide economic conditions and related uncertainties; the effect and timing of changes in laws or in governmental regulations (including environmental); fluctuations in trading prices of securities of NextEra Energy and in the financial results of NextEra Energy or Dominion Energy; and the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity or gas. The preliminary joint proxy statement/prospectus included in the registration statement on Form S-4 (Registration No. 333-297351) filed by NextEra Energy with the Securities and Exchange Commission (SEC) on July 9, 2026

(available at https://www.sec.gov/Archives/edgar/data/753308/000110465926082301/tm2614888-13_s4.htm) (Registration Statement), describes additional risks relating to the proposed transactions and combined company. While the list of factors presented here and the list of factors presented in the Registration Statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to NextEra Energy’s and Dominion Energy’s respective periodic reports and other filings with the SEC, including the risk factors contained in NextEra Energy’s and Dominion Energy’s most recently filed Annual Reports on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q.

Any forward-looking statements included in this communication represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the dates indicated in such statement). Except as required by law, neither NextEra Energy nor Dominion Energy undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transactions and Where to Find It

In connection with the proposed transactions, NextEra Energy filed with the SEC the Registration Statement, which includes a preliminary joint proxy statement of NextEra Energy and Dominion Energy that also constitutes a preliminary prospectus of NextEra Energy. Each of NextEra Energy and Dominion Energy intends to file with the SEC a definitive joint proxy statement/prospectus. Each of NextEra Energy and Dominion Energy may also file other relevant documents with the SEC regarding the proposed transactions. This communication is not a substitute for the Registration Statement or the definitive joint proxy statement/prospectus or any other document that NextEra Energy or Dominion Energy may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of NextEra Energy and Dominion Energy.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT NEXTERA ENERGY, DOMINION ENERGY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

Investors and security holders are or will be able to obtain free copies of the Registration Statement, including the preliminary joint proxy statement/prospectus, and the definitive joint proxy statement/prospectus (if and when available) and other documents containing important information about NextEra Energy, Dominion Energy and the proposed transactions, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by NextEra Energy are available free of charge on NextEra Energy’s website at http://www.investor.nexteraenergy.com/ or by contacting NextEra Energy’s Investor Relations Department by email at investors@nexteraenergy.com or by phone at (800) 222-4511. Copies of the documents filed with the SEC by Dominion Energy are available free of charge on Dominion Energy’s website at http://investors.dominionenergy.com or by contacting Dominion Energy’s Investor Relations Department by email at investor.relations@dominionenergy.com or by phone at (804) 819-2438.

Participants in the Solicitation

NextEra Energy, Dominion Energy and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions.

Information about the directors and executive officers of NextEra Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on April 1, 2026, including under the headings “Proposal 1: Election as directors of the nominees specified in this proxy statement,” “Director Compensation,” “Executive Compensation,” and “Common Stock Ownership of Certain Beneficial Owners and Management,” (ii) NextEra Energy’s  Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026, including under the heading “Item 1. Business—Information About Our Executive Officers” and (iii) to the extent certain holdings of NextEra Energy securities by its directors or executive officers have changed since the amounts set forth in NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Information about the directors and executive officers of Dominion Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) Dominion Energy’s  proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on March 19, 2026, including under the headings “Item 1: Election of Directors – Director Nominees,” “Compensation of Non-Employee Directors,” “Executive Compensation” and “Security Ownership of Certain Beneficial Owners and Management,” (ii) Dominion Energy’s  Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 23, 2026, including under the heading “Information about our Executive Officers” and (iii) to the extent certain holdings of Dominion Energy securities by its directors or executive officers have changed since the amounts set forth in Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when such materials become available. Investors should read the definitive joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by NextEra Energy and Dominion Energy are available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by NextEra Energy and Dominion Energy are available free of charge through the sources indicated above.